[redacted]

SECU 08026310 SSION
Washington, D.C. 20549

HD 2/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARETE WEALTH MANAGEMENT FORMERLY KEYSTONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 KAZIMOUR ROAD - SUITE C
(No. and Street)

BARRINGTON	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSHUA ROGERS (312) 203-4580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALBERT & GOODMAN, CPA'S
(Name – *if individual, state last, first, middle name*)

100 LEXINGTON DRIVE - STE 150	BUFFALO GROVE	IL	60089
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HT 2/29

OATH OR AFFIRMATION

I, JOSHUA ROGERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARETE WEALTH MANAGEMENT FORMERLY KEYSTONE SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
GWENDOLYN LANGE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/10/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE WEALTH MANAGEMENT
FORMERLY
KEYSTONE SECURITIES, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2007 and 2006

ARETE WEALTHE MANAGEMENT FORMERLY
KEYSTONE SECURITIES, LLC
AUDITED FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
For The Years Ended December 31, 2007 and 2006

CONTENTS

Albert & Goodman CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

To the Members of
Arete Wealth Management Formerly
Keystone Securities, LLC
Barrington, IL 60010

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Arete Wealth Management formerly Keystone Securities, LLC as of December 31, 2007 and 2006, and the related statements of income and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Keystone Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Keystone Securities, LLC are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Albert & Goodman, CPAs

Albert & Goodman, CPA's

Buffalo Grove, IL
February 13, 2008

100 Lexington Drive · Suite 150 · Buffalo Grove, Illinois 60089 · PHONE: 847/947-4411 · FAX: 847/947-4422 · www.ag-cpas.com

ARETE WEALTH MANAGEMENT FORMERLY
KEYSTONE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Current assets		
Cash	$ 14,562	$ 18,963
Marketable securities	-	102,493
Commissions receivable	43,730	1,945
Total current assets	58,292	123,401
TOTAL ASSETS	$ 58,292	$ 123,401
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Commissions payable	$ -	$ 843
Total current liabilities	-	843
TOTAL LIABILITIES	-	843
MEMBERS' EQUITY	$ 58,292	$ 122,558
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 58,292	$ 123,401

See accompanying notes to financial statements.

ARETE WEALTH MANAGEMENT FORMERLY
KEYSTONE SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$ 80,812	$ 69,323
Interest income	1,547	1,455
Dividend income	92	-
NASD incentive income	35,000	
Dividend income	115	-
Total revenues	117,566	70,778
OPERATING EXPENSES		
Clearing charges	10,184	20,929
Commissions	12,831	18,671
Professional fees	3,767	3,476
Dues and assessments	7,576	3,324
Insurance	27,500	-
Office supplies	552	2,855
Telephone	1,753	2,820
Travel	5,262	1,742
Medical reimbursement	35	1,354
Postage and delivery	141	861
Sales promotion	-	732
Miscellaneous expense	108	252
Total operating expenses	69,709	57,016
NET INCOME	47,857	13,762
MEMBERS' EQUITY		
Beginning of year	122,558	108,796
Distributions	(112,123)	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 58,292	$ 122,558

See accompanying notes to financial statements.

ARETE WEALTH MANAGEMENT FORMERLY
KEYSTONE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 47,857	$ 13,762
Net (increase) decrease in current assets		
Commissions receivable	(41,785)	2,442
Marketable securities	102,493	(1,455)
Net increase (decrease) in current liabilities		
Commissions payable	(843)	(340)
Net cash provided (used) by operating activities	107,722	14,409
CASH FLOWS FROM FINANCING ACTIVITIES		
Member (distributions)	(112,123)	-
Net cash provided (used) by financing activities	(112,123)	-
NET INCREASE (DECREASE) IN CASH	(4,401)	14,409
CASH - BEGINNING OF YEAR	18,963	4,554
CASH - END OF YEAR	$ 14,562	$ 18,963
Supplemental disclosure of cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements.

ARETE WEALTHE MANAGEMENT FORMERLY
KEYSTONE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007 and 2006

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Arete Wealth Management formerly Keystone Securities, LLC, (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. Management is also responsible for all estimates made on these financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF ORGANIZATION

The Company, which is headquartered in Barrington, Illinois, is a registered broker-dealer. All trades are cleared on a fully disclosed basis. The Company began operations on January 20, 1998.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

ACCOUNTS & COMMISSIONS RECIEVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SECURITIES – MARKED TO MARKET

At the end of the year all securities are marked-to-market based on the requirements made by the Securities and Exchange Commission. The fair market value of the securities at December 31, 2007 and 2006 was $ 102,493 and $101,038, respectively.

INCOME TAXES

The Company is a limited liability company. In lieu of corporation income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore no provision or liability for federal income taxes has been included in these financial statements.

CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital $5,000, as defined under Rule 15c3-1. At December 31, 2007 and 2006 the Company had net capital of $122,558 and $108,796, respectively.

EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

ARETE WEALTH MANAGEMENT FORMERLY
KEYSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
December 31, 2007 and 2006

	2007	2006
Members' equity	$ 58,292	$ 122,558
Less:		
Non-allowable assets	-	(743)
Haircut	-	-
Net capital	58,292	121,815
Less: Capital requirement	(5,000)	(5,000)
Excess capital	$ 53,292	$ 116,815
Aggregate indebtedness	$ -	$ 843
Ratio of aggregate indebtedness to net capital	0.00%	0.72%
Reconciliation of computation of net capital:		
NET CAPITAL - As reported in Part IIA Focus	$ 58,292	$ 122,558
Net audit adjustments	-	-
NET CAPITAL - As adjusted	$ 58,292	$ 122,558

END

See accompanying notes to financial statements.